Mail Stop 7010



October 5, 2005


Via U.S. mail and facsimile

Mr. John Bentley
Chief Executive Officer
Electronic Game Card, Inc.
712 Fifth Avenue, 19th Floor
New York NY 10019

Re: 	Electronic Game Card, Inc.
Preliminary Information Statement on Schedule 14C
Filed September 20, 2005
File No. 000-25843

Form 10-KSB/A for the year ended December 31, 2004
Filed April 22, 2005
File No. 000-25843

Form 10-QSB/A for the quarter ended March 31, 2005
Filed May 19, 2005
File No. 000-25843

Dear Mr. Bentley:

      This is to advise you that a preliminary review of the above filings indicates that they fail in numerous material respects to comply with the requirements of the Securities Exchange Act of 1934, the rules and regulations under that Act, and the requirements of the relevant form. In this regard, we note that you failed to either respond to or comply with the comments issued by the staff in its letter dated June 21, 2005. For this reason, we will not continue our review of these filings and we will not issue comments because to do so would delay the review of other filings that do not appear to contain comparable deficiencies.

      We suggest that you respond to the staff`s comment letter and submit substantive amendments to these filings correcting these deficiencies. Please be advised that we will not clear these filings until you have corrected these deficiencies.
      Should you have any questions regarding the foregoing, please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, Chris Edwards, Special Counsel, at (202) 551-3742 with any questions.

Sincerely,



Pamela A. Long
Assistant Director


cc:	Mr. Michael Hirschberg, Esq.
Katten Muchin Rosenman LLP
575 Madison Avenue
New York, NY 10022
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Mr. John Bentley
Electronic Game Card, Inc.
October 5, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
  CORPORATION FINANCE